Exhibit 4.36

Waiver dated November 24, 2008 to Letter Agreement, dated April 30, 2008, between First
International Bank of Israel, as lender, and AudioCodes Ltd., as borrower.

(English Summary of Documents in Hebrew)

Date:	November 24, 2008

Parties:	First International Bank of Israel

Borrower:	AudioCodes Ltd.

Financial Covenants:

In relation to the following covenant:

-         Until repayment of 2% Senior Convertible Notes Due 2024 in November 2009, cash and investments not less than $120 million and cash balance not less than $15 million.

The parties agreed that the Lender shall not be entitled to immediate repayment of Borrower’s obligation due to Borrower’s buyback in October 22, 2008 of $50 million of Senior Convertible Notes.